ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209


                    CONFIDENTIAL TREATMENT HAS BEEN REQUESTED
                      BY ALLBRITTON COMMUNICATIONS COMPANY
      FOR PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


June 11, 2009

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008 and March 31, 2009 File No. 333-02302

Dear Mr. Spirgel:

          This letter sets forth the responses of Allbritton Communications Company (the "Company") to the comments made in your letter to Stephen P. Gibson, dated May 20, 2009. Each of the Company's responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following. Pursuant to 17 C.F.R. ss. 200.83, we are requesting confidential treatment for Exhibit 1 which is provided in connection with our response to Comment 3 below.

Form 10-Q for the Quarter Ended March 31, 2009

Critical Accounting Policies and Estimates

   1. We note that, due to the reasons described in the Intangible Asset section of the MD&A on page 17 of your Form 10-Q for the period ended March 31, 2009, you took a significant FCC licenses impairment charge in the second quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the FCC license impairment charge. For instance, why and by how much did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

          The impairment charge related to our FCC licenses will have no impact on our future operating results or liquidity. Because our FCC licenses are valued using a "direct value method" as required by Emerging Issues Task Force ("EITF") Topic No. D-108, "Use of

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 2


          the Residual Method to Value Acquired Assets Other than Goodwill," the valuation of our FCC licenses is not representative of a proportional change in the value of our Company as a whole, nor are the underlying valuation assumptions necessarily reflective of assumptions that would apply to our Company if we were attempting to value the entire enterprise rather than just one specific indefinite-lived intangible asset. Rather, as described in our most recent Quarterly Report on Form 10-Q, the valuation approach utilized assumes an initial hypothetical start-up operation, maturing into an average performing independent or non-affiliated station in our specific television market. This approach excludes the value of any other tangible or intangible assets such as affiliation with a major television network or the goodwill generated over many years of operation, resulting in a "direct value" appraisal of just the FCC licenses.

          As disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, the primary drivers in our assumptions that resulted in the FCC license impairment charge were significantly reduced 2009 television market revenues as well as lower compound annual market revenue growth rates, particularly in the first few years of the projection. Additionally, the discount rate increased, reflecting the current difficulties in the credit markets. These changes were all due to the current economic downturn and credit crisis, which has adversely affected advertising revenues and station valuations, particularly for independent and non-affiliated stations. We believe that this provides readers with adequate disclosure regarding the changes in the assumptions underlying our FCC license valuation.


Note 2 - Intangible Assets, page 4

   2. To provide some transparency with respect to your accounting for goodwill, provide a rollforward schedule of goodwill by reporting unit. Within this schedule you should breakdown your goodwill balance as of September 30, 2008 by reporting unit and roll these balances forward through the most recent reporting period, indicating in quantified detail the write downs taken by reporting unit.

          We respectfully note that we do not have any recorded assets related to goodwill, either at present or at September 30, 2008.


Other

   3. We have considered carefully your response to our previous comment 3 and the related information provided under Exhibit A. Note that SFAS 131 uses a management approach for determining what information should be disclosed. The management approach is based on the way that management organizes segments

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 3


          within an entity for making operating decisions and assessing performance and is intended to assist users in being able to see an entity "through the eyes of management." To apply Statement 131 management should identify the company's operating segments, aggregate similar segments, and evaluate the significance of the operating segments to determine which are reportable. In accordance with Statement 131, we believe at a minimum you should disclose three reportable segments:
          o    WJLA/NC 8;
          o an aggregated segment consisting of WHTM; WBMA; KATV; KTUL; WSET-TV; and WCIV; and
          o    CNC (Politico)
          Furthermore disclose, in accordance with paragraph 26(a) of SFAS 131, which operating segments were aggregated to create the reportable segments. Also, in order to be consistent with the objective and basic principles of the Statement and to help users of financial statements better understand Allbritton's performance, better assess its prospects for future net cash flows and make more informed judgments about the enterprise as a whole, you should also disclose the following:
          o That the current economic characteristics of KATV and WCIV, specifically their gross margins, are not similar and, therefore, would appear to preclude the operating segments from being aggregated;
          o That based on management's evaluation of future prospects, management expects that the long-term economic characteristics, in particular gross margins, of KATV and WCIV will converge with the economic characteristics of the other operating segments of the aggregated segment within a certain time period; and
          o Why management believes the long-term economic characteristics will be similar.

          We continue to believe that aggregation of our eight operating segments into one reportable segment is consistent with the requirements of SFAS 131. After discussing this matter with you, we believe that providing the information below will help clarify our position and address your concerns.

          To clarify our prior conversation, we have eight operating segments. In many ways, we manage as a single operating segment. Each of our operating segments is engaged in the same types of business activities in which they gather and distribute news, information and entertainment content across multiple platforms and generate revenues primarily in the form of advertising. Because of the similarity of our operating segments and because of the way in which we manage our Company with a focus on consolidated operating results, we strongly believe that disaggregating our single reportable segment would not enhance the ability of the users of our financial statements to better understand our

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 4


          performance, assess our prospects for future cash flows or make more informed judgments about our Company as a whole.

          We believe our operating segments have similar economic characteristics. Paragraph 17 of SFAS 131 refers to operating segments with similar economic characteristics exhibiting similar long-term financial performance. We believe that the schedule included on Page 1 of Exhibit 1 to this letter provides clear evidence of similar long-term financial performance. Net revenues and operating expenses (excluding depreciation and amortization) have followed the same long-term trend over the past ten years, and we expect this to continue in the future. Once Politico reaches maturity, we expect its net revenues and operating expenses to follow the same long-term trends as our other operating segments. The ten-year compound annual growth rate in net revenues ranged from 0.2%-3.3% for all segments which have been in operation for ten years. Within this group, all operating segments except one were in the 0.2%-2.0% range, with the remaining segment exhibiting higher growth due to a one-time change in its market size. Similarly, the ten-year compound annual growth rate in operating expenses (exclusive of depreciation and amortization) ranged from 0.7%-3.7% for all segments which have been in operation for ten years. We believe that these similar trends clearly demonstrate similar long-term financial performance.

          In your letter dated April 23, 2009, you requested a five year summary of GAAP-based operating income and operating income margin by operating segment. We provided that information to you in Exhibit A of our response dated May 7, 2009. However, we do not view GAAP-based operating income or operating income margin to be the primary indicators of economic similarity of our operating segments. Operating income and operating income margin in our industry are particularly sensitive to fluctuations in revenue, and they are affected by the large portion of fixed expenses at each operating segment as well as by other factors such as whether an operating segment leases or owns its primary facilities and the performance of the management and sales teams in place. We do not calculate GAAP-based operating income or operating income margin on an individual operating segment basis, and our CODM does not utilize this measure of performance either on an operating segment basis or on a consolidated basis. We recognize that your request for this data may have been related to our presentation of the non-GAAP measure of operating profit and operating profit margin (before depreciation and amortization) in our standard monthly reporting package. As discussed further below, although this measure of performance is included in our standard monthly reporting package on an individual operating segment basis, it is not a measure that is utilized by our CODM to assess or compare individual operating segment performance. Thus, we do not believe that either the GAAP measures of operating income or operating income margin or the non-GAAP measures of operating profit or operating profit margin are primary indicators of such similarity.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 5


          Paragraph 17 of SFAS 131 cites similar long-term average gross margin as an example of a measure of performance that would show similar economic characteristics. The FASB staff clarified in FASB Q&A 131, question 8, that the reference to long-term average gross margins was used only as an example and that the evaluation of similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. While gross margin is not a measure of performance commonly used in our industry, we do believe that it would be a more relevant measure of financial performance than operating income margin for purposes of assessing economic similarities in accordance with SFAS 131. In our industry, we sell advertising in and around the content that we produce or license. Thus, our "cost of goods sold" is the cost of our content. An analysis on Page 2 of Exhibit 1 to this letter compares the margin percentages of our operating segments after reducing net revenue by the news and programming expenses ("gross content margin") for each operating segment. Gross content margins are readily calculable from the financial reports in our standard monthly reporting package which is distributed to our CODM and other members of management. This is a more relevant and comparable measure of performance across our operating segments than either GAAP-based operating income margin or non-GAAP operating profit margin because gross content margin reflects operating results prior to selling, general and administrative costs which have little bearing on the ability to generate revenue and no bearing on the similar economic characteristics of our operating segments. Gross content margins are similar across our group of mature operating segments for each year presented and for the long-term average. Further, we expect the long-term average gross content margins to continue to be similar. Additionally, once Politico reaches maturity, we also expect their gross content margin to be similar to our other operating segments.

          While the SFAS 131 requirements are focused on long-term financial performance to assess aggregation of operating segments, please note that we do indeed focus on short-term fluctuations with respect to our financial reporting. Significant short-term variations in performance at individual operating segments are addressed in our MD&A. For example, you pointed out that the percentage increase in net revenue at WHTM during the year ended September 30, 2008 was an "outlier" as compared to the percentage change in net revenues on a consolidated basis during the same period. This was due to increased political revenue associated with the Presidential election in the swing state of Pennsylvania as specifically disclosed in our MD&A for the year ended September 30, 2008. Similarly, the larger percentage decrease in net revenues at WJLA/NC8 and the larger percentage increase in net revenues at Politico as compared to the net change on a consolidated basis were specifically discussed in our MD&A for the same period.

          Finally, each of our operating segments is subject to the same competitive, operating and financial risks. Each is dependent on advertising revenue, which in turn is dependent upon the economy, the size of the audience receiving our content, the quality and popularity of our content, the alternative news and entertainment content available, and

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 6


          our ability to differentiate our brand of content to both viewers and advertisers. Each operating segment utilizes the same systems and has the same organizational structure and chart of accounts. Many sales initiatives as well as the overall sales function are managed on a consolidated basis due to the similarity of the sales process, the product and the customers. These factors further support our belief that our operating segments have similar economic characteristics.

          Our standard monthly reporting package contains certain information that is not used by our CODM to make operating decisions. We are a relatively small company, and we have produced a single, standard monthly reporting package for all users over time. As different users of internal financial information have made requests for data, we have incorporated such requests into our standard package which is distributed to all users. With respect to the reports in our standard monthly reporting package, our CODM primarily refers to the "combined" reports which present consolidated results that he utilizes to manage the Company and make operating decisions. Additionally, he reviews the net revenue and operating expense trends as presented in the "summary" reports. These trends drive the consolidated operating results, which are the CODM's primary financial focus, and, as we expect these trends to be similar across our operating segments over the long term, our CODM reviews the reports for outliers in the short-term results. Finally, the "combining" reports contain the information necessary to compute the gross content margin as discussed above. This measure is important to our CODM because it purely reflects the results of generating revenue in and around our news, information and entertainment content and is comparable across our operating segments. Our CODM does not utilize the operating profit/loss data for the operating segments as presented in the "summary" or "combining" reports because our Company is not managed with a focus on operating profit on an individual operating segment basis. This measure and all other remaining information in the standard monthly reporting package are utilized by other parties who receive the reports, including our Chief Financial Officer and Corporate Vice President of Sales. For example, the Corporate Vice President of Sales focuses on the breakdown of revenue by line item and the comparison of net revenues at each operating segment to the budget for the respective operating segment. The CFO reviews all financial data, including operating profit by operating segment, to assess the financial performance of each operating segment against its own budget and historical trends. Additionally, the Chief Accounting Officer utilizes certain information in these reports to generate the appropriate financial reporting disclosures for the reports filed with the SEC.

          Each of our operating segments is similar with respect to products/services, type or class of customer, nature of production processes, methods of distribution and regulatory environment. During our conversation, we discussed the fact that Politico is essentially an extension of WJLA/NewsChannel 8 in our Washington, D.C. market as well as the following ways in which Politico is similar to our other operating segments:

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 7


          o Products/services: Just like our other operating segments, Politico generates news, information and entertainment content and distributes it over multiple platforms. Revenue is substantially dependent upon advertising.
          o Type or class of customer: Politico's customers are similar to, and in many cases, the same as, the customers of our other operating segments. These customers are advertisers trying to get their message to their targeted audience. Because our sales process is managed on a company-wide basis, our Corporate Vice President of Sales ensures that we maximize our opportunities across all platforms and business units. Many, if not all sales pitches are made across platforms and across products.
          o Nature of production processes: The Politico and WJLA/NC8 newsrooms, which produce our content, are integrated. Politico operates a substantially similar newsgathering process: sending reporters and photojournalists into the field to cover newsworthy events, meeting with contacts to ensure that newsworthy events are covered, and investigating potentially newsworthy activities. Once the news is gathered, it is documented and prepared for distribution.
          o Methods of distribution: Once Politico's content is generated as discussed above, it is distributed over multiple platforms, just like each of our other operating segments. Politico distributes content over the Internet continuously, it generally distributes content via paper several times per week, and its reporters participate in video distribution of content, both on our stations as well as others. Politico also manages projects primarily geared towards video distribution, such as televised debates between political candidates and interviews with key political figures. Similarly, our other operating segments generate content for distribution over multiple platforms. They distribute content over the Internet and via broadcast television continuously. They also distribute content in print through arrangements with local newspapers and magazines.
          o Regulatory environment: Oversight of media industry operations and ownership, which affects all of our operating segments, is controlled by the Federal Communications Commission.

          In summary, while our standard monthly reporting package includes a segment profitability measure, that measure is not used by our CODM to assess performance at an operating segment level. Rather, our CODM uses consolidated measures as well as certain operating segment level revenue and expense items as discussed above to assess performance. We believe that these measures, as well as the other nonfinancial factors discussed in our response, should be used to assess similar economic performance. As such, we believe that our eight operating segments are properly aggregated in accordance with the requirements of paragraph 17 of SFAS 131.

Mr. Larry Spirgel
United States Securities and Exchange Commission
June 11, 2009
Page 8


In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.

Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc: Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission

Enclosure:  Exhibit 1**

**Exhibit 1 has been omitted pursuant to a request for confidential treatment and has been furnished separately to the SEC.